NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements

As at and for the three and six month
period ended June 30, 2015

NXT ENERGY SOLUTIONS INC.
Consolidated Balance Sheets
(Unaudited - expressed in Canadian dollars)

	June 30,	December 31,
	2015	2014

Assets

Current assets
Cash and cash equivalents	$ 1,292,163	$ 50,635
Short-term investments	2,261,060	5,173,430
Restricted cash	99,000	-
Accounts receivable	367,665	248,930
Work-in-progress	1,770,046	-
Prepaid expenses and deposits	919,118	338,644

	6,709,052	5,811,639
Long term assets
Property and equipment	628,522	237,464

	$ 7,337,574	$ 6,049,103

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 1,359,531	$ 782,626
Deferred revenue	3,298,663	-

	4,658,194	782,626

Long term liabilities
Asset retirement obligation	50,500	50,000

	4,708,694	832,626
Commitments and contingencies [note 9]
Subsequent event [note 12]

Shareholders' equity
Common shares [note 3]: - authorized unlimited
Issued: 45,065,509 (2014 - 44,958,843) common shares	65,953,021	65,792,307
Preferred shares [note 4]: - authorized unlimited
Issued: 8,000,000 (2014 - 8,000,000) Preferred shares	232,600	232,600
Contributed capital	6,757,641	6,400,789
Deficit	(71,025,317)	(67,920,154)
Accumulated other comprehensive income	710,935	710,935

	2,628,880	5,216,477

	$ 7,337,574	$ 6,049,103

Signed "George Liszicasz"	Signed "Mickey Abougoush"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited - expressed in Canadian dollars)

	For the three months		For the six months
	ended June 30,		ended June 30,

	2015	2014	2015	2014

Revenue

Survey revenue [note 10]	$ -	$ -	$ -	$ 3,913,367

Expense

Survey costs	228	10,637	25,668	343,825
General and administrative	951,870	1,047,939	2,076,432	1,995,467
Stock based compensation expense [note 6]	228,000	150,000	422,000	281,000
Amortization of property and equipment	18,830	15,384	34,355	30,313

	1,198,928	1,223,960	2,558,455	2,650,605

Other expense (income)

Interest (income), net	(5,070)	(8,413)	(15,431)	(16,040)
Foreign exchange (gain) loss	16,368	62,057	7,302	(96,602)
Feasibility study and other expenses	298,702	8,857	476,774	33,332
Increase in fair value of US$ Warrants [note 7]	-	-	-	42,800

	310,000	62,501	468,645	(36,510)

Income (loss) before income taxes	(1,508,928)	(1,286,461)	(3,027,100)	1,299,272
Income tax expense	78,063	-	78,063	-

Net income (loss) and comprehensive income (loss)	$ (1,586,991)	$ (1,286,461)	$ (3,105,163)	$ 1,299,272

Earnings (loss) per share [note 5]
Basic	$ (0.04)	$ (0.03)	$ (0.07)	$ 0.03
Diluted	$ (0.04)	$ (0.03)	$ (0.07)	$ 0.02

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Cash Flows
(Unaudited - expressed in Canadian dollars)

	For the three months		For the six months
	ended June 30,		ended June 30,

	2015	2014	2015	2014

Cash provided by (used in):

Operating activities

Comprehensive income (loss) for the period	$ (1,586,991)	$ (1,286,461)	$ (3,105,163)	$ 1,299,272
Items not affecting cash:
Stock-based compensation expense	228,000	150,000	422,000	281,000
Amortization of property and equipment	18,830	15,384	34,355	30,313
Increase in fair value of US$ Warrants	-	-	-	42,800
Accretion of asset retirement obligation	500	-	500	-
Asset retirement obligations paid	-	(1,532)	-	(1,532)

	247,330	163,852	456,855	352,581
	(1,339,661)	(1,122,609)	(2,648,308)	1,651,853
Change in non-cash working capital balances [note 8]	1,260,604	1,018,278	1,113,622	(2,789,330)

Net cash from (used in) operating activities	(79,057)	(104,331)	(1,534,686)	(1,137,477)

Financing activities

Proceeds from exercise of US$ Warrants	-	52,694	-	2,735,995
Proceeds from exercise of stock options	90,500	-	95,566	145,115

Net cash generated by financing activities	90,500	52,694	95,566	2,881,110

Investing activities

Purchase of property and equipment	(371,118)	(3,032)	(425,413)	(3,032)
Decrease (increase) in short-term investments	1,289,229	(2,373,413)	2,912,370	(3,380,973)
Decrease (increase) in restricted cash	(99,000)	1,952	(99,000)	(173)
Change in non-cash working capital balances [note 8]	292,691	-	292,691	-

Net cash from (used in) investing activities	1,111,802	(2,374,493)	2,680,648	(3,384,178)

Net increase in cash and cash equivalents	1,123,245	(2,426,130)	1,241,528	(1,640,545)
Cash and cash equivalents, beginning of the period	168,918	4,105,212	50,635	3,319,627

Cash and cash equivalents, end of the period	$ 1,292,163	$ 1,679,082	$ 1,292,163	$ 1,679,082

Supplemental information

Cash interest (received)	(5,070)	(8,413)	(21,008)	(16,040)
Cash taxes paid	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Shareholders' Equity
(Unaudited - expressed in Canadian dollars)

	For the six months
	ended June 30,

	2015	2014

Common Shares

Balance at beginning of the period	65,792,307	61,340,321
Issued upon exercise of US$ Warrants [note 3(ii)]	-	2,735,995
Issued upon exercise of stock options	95,566	145,115
Transfer from contributed capital upon exercise of stock options	65,148	84,598
Transfer from fair value of US$ Warrants
upon exercise of US$ Warrants [note 7]	-	1,280,800

Balance at end of the period	65,953,021	65,586,829

Preferred Shares

Balance at beginning and end of the period	232,600	232,600

Contributed Capital

Balance at beginning of the period	6,400,789	5,889,914
Recognition of stock based compensation expense	422,000	281,000
Contributed capital transferred to common shares
pursuant to exercise of stock options	(65,148)	(84,598)

Balance at end of the period	6,757,641	6,086,316

Deficit

Balance at beginning of the period	(67,920,154)	(66,356,793)
Net income (loss) and comprehensive income (loss) for the period	(3,105,163)	1,299,272

Balance at end of the period	(71,025,317)	(65,057,521)

Accumulated Other Comprehensive Income

Balance at beginning and end of the period	710,935	710,935

Total Shareholders' Equity at end of the period	$ 2,628,880	$ 7,559,159

The accompanying notes are an integral part of these consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

1.	The Company

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to help aid in identifying areas with hydrocarbon reservoir potential. Specific rights to this technology were acquired from NXT's current Chief Executive Officer and President (the "CEO") under a Technology Transfer Agreement (the "TTA") which has a term to December 31, 2015 (the “Maturity Date”). The TTA requires the completion of various conditions, including conversion by NXT of the remaining 8,000,000 convertible preferred shares issued (see note 4), in order to retain the SFD® technology, which NXT intends to finalize in August 2015.

In 2006 SFD® survey services began to be offered to clients engaged in oil and gas exploration activities with an initial focus on companies operating in western Canada. Subsequently, in 2008, NXT commenced to focus its sales activities towards international and frontier exploration markets.

2.	Significant Accounting Policies

Basis of presentation

These interim unaudited consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP") and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2014.

These interim financial statements should be read in conjunction with the 2014 annual audited consolidated financial statements as certain disclosure normally required for annual financial statements has been condensed or omitted herein.

These consolidated financial statements have been prepared on a "going concern" basis of presentation, which assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

NXT recognizes that its' financial position is currently dependent upon a limited number of client projects, on obtaining additional financing if needed, and attracting future clients in order to generate new revenue sources. NXT expects to have a significantly enhanced financial position in the second half of 2015 (see note 12) upon the completion of the survey project which is currently underway.

Future Accounting Policy Changes

Revenue recognition:

Revenues from SFD® survey contracts (net of any related foreign sales tax) are currently recognized on a completed contract basis. Amounts received or invoiced in advance of completion of the contract are reflected as deferred revenue and classified as a current liability. All related survey expenditures and obligations (including sales commissions incurred) related to uncompleted contracts are reflected as work-in-progress and classified as current assets. Upon completion of the related contract, unearned revenue and the related work-in-progress are reflected in the statement of income (loss) as either revenue or survey cost. Survey costs do not include any amortization or depreciation of property and equipment or staff and related overhead costs included in general and administrative expense.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

This new guidance will be effective from January 1, 2018, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2015 and 2016) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements, which currently reflect the completed contract method of revenue recognition.

3.	Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the six month periods ended
	June 30, 2015		June 30, 2014
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	44,958,843	$ 65,792,307	42,418,326	$ 61,340,321
Shares issued during the period:
Exercise of stock options	106,666	95,566	257,665	145,115
Exercise of US$ Warrants (ii)	-	-	2,057,852	2,735,995
Transfer from contributed capital upon
exercise of stock options	-	65,148	-	84,598
Transfer from fair value of
US$ Warrants upon exercise (see note 7)	-	-	-	1,280,800
As at the end of the period	45,065,509	65,953,021	44,733,843	65,586,829

(i)	NXT also currently has outstanding a total of 8,000,000 Preferred Shares (see note 4) which are convertible on a 1 for 1 basis into an additional maximum of 8,000,000 common shares by December 31, 2015. An initial total of 2,000,000 of these Preferred Shares were converted into 2,000,000 common shares of the Company effective May 22, 2013.
(ii)	In 2012, NXT conducted private placement financings (the "2012 Financings", for proceeds $3,183,132) which consisted of units issued at a price of US $0.75 (the "Units"). Each Unit consisted of one NXT common share and one warrant (the "US$ Warrants") to purchase an additional NXT common share at a price of US $1.20 for a term of two years from the date of issue. Including 244,816 finder’s warrants issued, a total of 4,502,821 US$ Warrants were issued in the 2012 Financings.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

The following is a continuity of the US$ Warrants that were issued in the 2012 Financings and which had expiry dates in March and May 2014:

		exercise
	# of US$	proceeds
	Warrants	received
Outstanding as at January 1, 2012
Issued in the 2012 Financings	4,502,821	-
US$ Warrants exercised in 2013	(846,700)	$ 1,064,222
Outstanding as at December 31, 2013	3,656,121	1,064,222
Activity in 2014:
US$ Warrants exercised in 2014	(2,057,852)	2,735,995
US$ Warrants expired in 2014	(1,598,269)	-
Outstanding as at December 31, 2014	-	$ 3,800,217

4.	Preferred shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series.

In 2005, the Company issued 10,000,000 series 1 preferred shares (the "Preferred Shares") to its CEO pursuant to the execution of the Technology Transfer Agreement (see note 1) in exchange for the rights to utilize the SFD® technology for hydrocarbon exploration.

The Preferred Shares do not participate in any dividends, and are not transferable except with the consent of the Board of Directors of NXT.

The number of Preferred Shares outstanding is as follows:

	# of shares	$ value
As at December 31, 2011 and 2012	10,000,000	$ 3,489,000
Conversion of Preferred Shares in May 2013	(2,000,000)	(3,256,400)
As at June 30, 2015 and December 31, 2014	8,000,000	232,600

These Preferred Shares are non-voting, and are convertible into up to 8,000,000 NXT common shares (on a 1 for 1 basis) under the following terms:

•	2,000,000 of the Preferred Shares became convertible into common shares upon issue. Effective May 22, 2013, these 2,000,000 Preferred Shares were converted into 2,000,000 common shares.
•	the remaining 8,000,000 Preferred Shares are subject to conditions related to potential future conversion. They may become convertible into common shares in four separate increments of 2,000,000 Preferred Shares each, should NXT achieve specified cumulative revenue thresholds of US $50 million, US $100 million, US $250 million and US $500 million prior to the December 31, 2015 Maturity Date.
•	an additional bonus of 1,000,000 common shares are issuable in the event that cumulative revenues exceed US $500 million.
•	if the final US $500 million cumulative revenue threshold is not achieved by the Maturity Date, NXT can elect to retain ownership of the SFD® technology by converting all of the remaining Preferred Shares into common shares, which is intended to be finalized by the end of August, 2015.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

•	cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in US$, and calculated in accordance with generally accepted accounting principles.
•	in the event of a change of control or other transaction involving a re-arrangement of the business of NXT prior to the Maturity Date, the number of outstanding Preferred Shares which can be converted will be dependent on the transaction value payable (“TVP”) per outstanding NXT common share as follows:

20% if TVP is less than $5 per common share

60% if TVP is between $5 and $10 per common share

100% if TVP exceeds $10 per common share

As at June 30, 2015, the Company had generated cumulative revenue of approximately US $29.5 million (December 31, 2014 - US $29.5 million) that was eligible to be applied to the above noted conversion thresholds.

The Preferred Shares were originally recorded at their estimated fair value as at December 31, 2005, with the total substantially assigned to the 2,000,000 Preferred Shares portion which was immediately convertible. The remaining Preferred Shares were assigned a nominal value in 2005, reflecting the uncertainty that the required revenue objectives would be achieved to allow conversion into common shares, as follows:

	# of Preferred
	Shares	$ value
convertible upon issue effective December 31, 2005
and converted in 2013	2,000,000	$ 3,256,400
conditionally convertible on or before December 31, 2015	8,000,000	232,600
	10,000,000	3,489,000

Rights related to Preferred Shares

In January 2014, NXT’s CEO (the “Grantor”) personally granted (to a total of 17 persons, including NXT employees, directors, officers, advisors and others) “Rights” to acquire a total of 1,000,000 of the common shares which are expected to become issued to him upon future conversion of the Preferred Shares by their Maturity Date. Each of the Rights are subject to certain vesting provisions and will entitle the holder to acquire from the Grantor one common share of NXT at a fixed exercise price of $1.77 and will expire on December 31, 2015.

A total of 795,000 of these Rights were granted to certain of NXT’s current directors, officers, employees and advisors, and are supplemental to existing incentives which have been granted under NXT’s stock option plan (see note 6). The grant date fair value of these 795,000 Rights was estimated as $483,000 (which will be recognized over the remaining term to expiry of the Rights in 2015) calculated in 2014 using the Black-Scholes valuation model, based on the following assumptions:

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

Expected dividends paid per common share	Nil
Expected life in years	1.9
Expected volatility in the price of common shares	62%
Risk free interest rate	1.0%
Weighted average fair value per Right at grant date	$ 0.60

In connection with the Rights, NXT recognized $64,000 as a component of stock based compensation expense for the three month period ended June 30, 2015 (see note 6).

5.	Earnings (loss) per share

	For the three months		For the six months
	ended June 30		ended June 30
	2015	2014	2015	2014
Comprehensive net income (loss)	$ (1,586,991)	$ (1,286,461)	$ (3,105,163)	$ 1,299,272

Weighted average number of shares outstanding for the period:
Common shares issued	44,969,905	44,732,085	44,965,325	43,920,946
Convertible Preferred Shares (i)	-	-	-	-
Basic	44,969,905	44,732,085	44,965,325	43,920,946
Additional shares related to assumed
exercise of stock options and US$ Warrants
under the treasury stock method (ii)	-	-	-	898,727
Contingently issuable Preferred Shares (ii)	-	-	-	8,000,000
Diluted	44,969,905	44,732,085	44,965,325	52,819,673

Earnings (loss) per share – Basic	$ (0.04)	$ (0.03)	$ (0.07)	$ 0.03
Earnings (loss) per share – Diluted	$ (0.04)	$ (0.03)	$ (0.07)	$ 0.02

(i)	The outstanding 8,000,000 convertible Preferred Shares are contingently issuable, and are included in the diluted number of shares outstanding if applicable.
(ii)	In periods in which a loss results, all outstanding stock options, common share purchase Warrants and the 8,000,000 convertible Preferred Shares are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

6.	Stock options

The following is a summary of stock options which are outstanding as at June 30, 2015:

			average remaining
Exercise price	# of options	# of options	contractual
per share	outstanding	exercisable	life (in years)
$ 0.45	74,600	74,600	0.3
$ 0.75	355,000	228,333	2.1
$ 0.76	266,669	170,002	2.6
$ 0.86	662,500	429,168	2.1
$ 1.16	386,000	386,000	1.1
$ 1.20	300,000	300,000	2.1
$ 1.35	611,066	55,000	4.5
$ 1.39	55,000	55,000	4.0
$ 1.55	40,000	13,333	3.7
$ 1.57	45,000	-	4.6
$ 1.61	25,000	8,333	3.6
$ 1.67	150,000	-	4.4
$ 1.83	65,000	65,000	3.5
$ 1.09	3,035,835	1,784,769	2.7

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2014 is as follows:

	For the six months		For the year ended
	ended June 30, 2015		December 31, 2014
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	2,541,435	$ 1.02	2,888,100	$ 0.88
Granted	601,066	$ 1.37	325,000	$ 1.55
Exercised	(106,666)	$ 0.90	(482,665)	$ 0.60
Forfeited	-	-	(35,000)	$ 1.42
Expired	-	-	(154,000)	$ 0.71
Options outstanding, end of the period	3,035,835	$ 1.09	2,541,435	$ 1.02
Options exercisable, end of the period	1,784,768	$ 1.02	1,782,537	$ 1.01

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

Six months ended June 30	2015	2014
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	5.0
Expected volatility in the price of common shares	111%	118%
Risk free interest rate	1.1%	1.6%
Weighted average fair market value per share at grant date	$ 1.15	$ 1.29
Intrinsic (or "in-the-money") value per share of options exercised	$ 1.72	$ 1.05

SBCE consists of the following amounts:

	For the three months		For the six months
	ended June 30		ended June 30
	2015	2014	2015	2014
SBCE recognized related to:
Stock options	$ 164,000	$ 89,000	$ 300,000	$ 169,000
Preferred Share Rights (see note 4)	64,000	61,000	122,000	112,000
	228,000	150,000	422,000	281,000

The unamortized portion of SBCE related to the non-vested portion of stock options and the Preferred Share Rights, all of which will be recognized in future expense over the related remaining (2015 to 2017) vesting periods, is as follows:

	June 30,	December 31,
As at the period ended	2015	2014
Unamortized SBCE related to:
Stock options	$ 671,000	$ 367,000
Preferred Share Rights (see note 4)	116,000	234,000
	787,000	601,000

7.	Financial instruments
1)	Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of periodically holding US and other foreign currency (such as Bolivia and Colombia) denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at each period end.

2)	Derivative financial instruments:

As at June 30, 2015, no US$ Warrants remain outstanding. As the exercise price of the US$ Warrants that were issued in 2012 (see note 3 (ii)) was in US dollars, which is a currency other than the functional currency of NXT, the US$ Warrants were considered to have an embedded derivative and were required to be recorded at fair value each reporting period. The amount recorded for this instrument, which was included with current liabilities, was adjusted to fair value at each period end over the life of the US$ Warrants, with the changes in fair value reflected in earnings.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

Financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The Company's only financial instruments recorded at fair value on a recurring basis were the US$ Warrants. NXT classified these derivative financial instruments as level III where the fair value is determined by using valuation techniques that refer to both observable and unobservable market data.

The outstanding US$ Warrants were re-valued at each period end using a valuation model based on the Black-Scholes model, as well as a discount to reflect the potential dilution impact upon exercise of the US$ Warrants and NXT's low stock market liquidity.

A continuity in 2014 of the fair value of the US$ Warrants that were issued in the 2012 Financings is as follows:

Six months ended June 30		2014
Fair value of US$ Warrants
Balance at beginning of the year		$ 1,238,000
Increase in fair value during the period		42,800
Transfer to common shares upon
exercise of US$ Warrants in the period		(1,280,800)
Fair value of US$ Warrants, as at June 30, 2014	-

8.	Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the three months		For the six months
	ended June 30		ended June 30
	2015	2014	2015	2014
Accounts receivable	$ (94,425)	$ 1,161,224	$ (118,735)	$ 96,353
Work-in-progress	(1,770,046)	-	(1,770,046)	299,842
Prepaid expenses and deposits	(560,951)	19,583	(580,474)	(80,306)
Accounts payable and accrued liabilities	680,054	(162,529)	576,905	(324,118)
Deferred revenue	3,298,663	-	3,298,663	(2,781,101)
	1,553,295	1,018,278	1,406,313	(2,789,330)

Portion attributable to:
Operating activities	1,260,604	1,018,278	1,113,622	(2,789,330)
Financing activities	-	-	-	-
Investing activities	292,691	-	292,691	-
	1,553,295	1,018,278	1,406,313	(2,789,330)

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

9.	Commitments and contingencies

Office premises lease

NXT has an operating lease commitment on its existing Calgary office space for a term through
August 31, 2015 at a minimum monthly lease payment of $28,571 (including estimated operating costs). NXT has also committed to an operating lease on new office premises for a 10 year term commencing in 2015 at an initial estimated minimum monthly lease payment of $42,368 (including operating costs).

The total estimated future minimum annual commitment for these two premises leases is as follows as at June 30, 2015:

	Existing	New
Fiscal year ending December 31	premises	premises	Total
2015	$ 57,142	$ 127,103	$ 184,245
2016	-	508,410	508,410
2017	-	508,410	508,410
2018	-	508,410	508,410
2019	-	508,410	508,410
	57,142	2,160,743	2,217,885
Thereafter, 2020 through 2025	-	2,979,848	2,979,848
	57,142	5,140,591	5,197,733

Aircraft charterhire commitment

NXT currently does not own any of the aircraft which are used in its' survey operations, but has an annual agreement to utilize a minimum annual volume of aircraft charter hours (the “Charter Agreement”). The charterhire commitment to be met by the end of 2015, including a short-fall in hours carried forward from 2014, is $641,250. This commitment was fulfilled by NXT in July 2015.

As part of the 2015 annual renewal of the Charter Agreement, NXT made a deposit payment of $168,750 in February 2015 which is being held as a non-refundable deposit, and which was applied in July 2015 against amounts owing under the 2015 charterhire commitment.

Bank Letters of Guarantee

In May 2015, NXT executed a contract to conduct a US $13.4 million survey project with a new client in Bolivia (the “Bolivia Project”). As part of this contract, NXT received an advance deposit of US $3.1 million (US $2.6 million net of applicable local sales taxes), which is secured by a bank letter of guarantee issued to the client expiring August 21, 2015 (and which will be applied against the initial progress billings to be earned on the project).

The net deposit amount is reflected in deferred revenue on the Company’s Balance Sheet as at June 30, 2015.

NXT has also issued a separate US$ 1.1 million bank letter of guarantee (expiring December 15, 2015) as a standard performance guarantee for the Bolivia Project.

10.	Geographic information

NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations such as Colombia (to mid-2014) and currently Bolivia. NXT has no long term assets outside of Canada.

Revenues for 2014 were derived solely in North America, from a single customer.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

11.	Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

For the three months		For the six months
ended June 30		ended June 30
2015	2014	2015	2014
$ 15,395	$ 7,105	$ 37,063	$ 15,533

Accounts payable and accrued liabilities includes a total of $9,733 ($124 as at December 31, 2014) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $27,517 ($23,673 as at December 31, 2014) related to re-imbursement of expenses owing to persons who are Officers of NXT.

12.	Subsequent events

In August, 2015, NXT received payment for a progress invoice of US $5.1 million (net of applicable local sales taxes owing) due on the Bolivia Project. The scope of the Bolivia Project was expanded (subject to finalization of a formal addendum to the contract) by an additional US $0.9 million, net in June, 2015, and a total of US $6.2 million, net remains to be billed to the client upon completion of this project, which is expected to occur by the end of October, 2015.